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BEAR STEARNS

                                                    BEAR, STEARNS & CO. INC.
                                                        245 PARK AVENUE
                                                    NEW YORK, NEW YORK 10104
                                                        (212)  272-2000


                                                    July 28, 1995




Board of Directors
Marsam Pharmaceuticals Inc.
41 Olney Avenue, Building 31
Cherry Hill, NJ  08034

Attention:  Marvin Samson, Chief Executive Officer


     We understand that Marsam Pharmaceuticals Inc. ("Marsam") has received an offer from Schein Pharmaceutical, Inc. ("Schein") to acquire all of the outstanding shares of the common stock of Marsam (the "Shares"). You have provided us with the Agreement and Plan of Merger in substantially final form (the "Merger Agreement") among Marsam, Schein and SM Acquiring Co., Inc. ("SMA"), a wholly owned subsidiary of Schein. As more fully described in the Merger Agreement, (i) Schein would promptly commence a tender offer to purchase all Shares for $21.00 per share in cash and (ii) as promptly after the purchase of shares pursuant to the tender offer as practicable, SMA would merge with Marsam and each outstanding Share not previously tendered would be converted into the right to receive $21.00 in cash (collectively, the "Transaction").

     You have asked us to render our opinion as to whether the consideration to be paid pursuant to the Transaction is fair, from a financial point of view, to the public shareholders of Marsam.

     In the course of our analyses for rendering this opinion, we have:

          1.   reviewed the Merger Agreement;

          2. reviewed Marsam's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1991 through 1994, and its Quarterly Report on Form 10-Q for the period ended March 31, 1995;

          3. reviewed certain operating and financial information, including projections, provided to us by management relating to its business and prospects;

          4. met with certain members of Marsam's senior management to discuss its operations, historical financial statements and future prospects;


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          5.   visited Marsam's facilities in Cherry Hill, New Jersey;

          6. reviewed the historical prices and trading volume of the common shares of Marsam;

          7. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Marsam;

          8. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Marsam; and

          9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Marsam. With respect to Marsam's projected financial results, we have assumed that they have been reasonably prepared on a bases reflecting the best currently available estimates and judgments of the management of Marsam as to its expected future performance. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of Marsam that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Marsam. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     Based on the foregoing, it is our opinion that the consideration to be paid pursuant to the Transaction is fair, from a financial point of view, to the public shareholders of Marsam.

     We have acted as financial advisor to Marsam in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.


                                   Very truly yours,

                                   BEAR, STEARNS & CO. INC.

                                   By:
                                      --------------------------
                                      Managing Director